As filed with the Securities and Exchange Commission on April 27, 2009

Registration No. 333-156638

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Post-Effective Amendment No. 1

to

FORM S-1

on

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

i2 TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	75-2294945
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One i2 Place

11701 Luna Road

Dallas, TX 75234

469.357.1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael J. Berry

Executive Vice President, Finance and Accounting, and Chief Financial Officer

11701 Luna Road

Dallas, TX 75234

469.357.1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

A. Michael Hainsfurther, Esq.

Munsch Hardt Kopf & Harr, P.C.

500 N. Akard Street, Suite 3800

Dallas, TX 75201

214.855.7567

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
(Do not check if a smaller reporting company)

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.00025 per share	5,402,543 shares	(1)	(1)	(1)

(1)	No registration fee is required because the registration fee was paid when the Registration Statement on Form S-1, Registration No. 333-156638 was filed on January 9, 2009.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 on Form S-3 contains an updated prospectus relating to the offering and sale by the selling stockholder of shares of common stock that have been registered on an effective Registration Statement on Form S-1 (file No. 333-156638). This Post-Effective Amendment No. 1 to Form S-1 on Form S-3 is being filed to convert such Registration Statement on Form S-1 into a Registration Statement on Form S-3. All filing fees payable in connection with the registration of these securities were previously paid in connection with the filing of the original registration statement.

The information in this Prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

(Subject to completion, dated April 27, 2009)

P R O S P E C T U S

i2 TECHNOLOGIES, INC.

5,402,543 Shares of Common Stock

We have prepared this prospectus to allow the selling stockholder we have identified herein, including its transferees, pledgees, donees and successors, to offer for resale up to 5,402,543 shares of our common stock issuable upon conversion of up to 125,069 shares of our 2.5% Series B convertible preferred stock, par value $.001 per share (“Series B Preferred Stock”), at the rate of 43.1965 shares of common stock per share of Series B Preferred Stock. See “Description of Capital Stock – Preferred Stock” and “Selling Stockholder.”

The shares of common stock offered by this prospectus could be sold in several ways, including in the open market or otherwise at prevailing market prices at the time of sale, in privately negotiated transactions at prices agreed upon by the parties or through any other means described under the heading “Plan of Distribution”. The selling stockholder may elect to sell all, a portion of, or none of the shares of common stock offered hereby. Our company is not selling any shares of common stock in this offering and therefore we will not receive any proceeds from any sale of securities offered by this prospectus. We are registering the shares of common stock offered under this prospectus to satisfy registration rights that we granted to the selling stockholder in connection with the purchase of the Series B preferred stock by the selling stockholder. We have agreed to pay for all expenses in connection with the registration of the securities offered by this prospectus. The selling stockholder will pay any brokerage commissions and/or similar charges incurred in connection with the sale of the shares.

Our common stock is quoted on The NASDAQ Stock Market’s Global Market, which is the principal market for our common stock, and trades under the symbol “ITWO.” On April 24, 2009, the last sales price of our common stock as reported on The NASDAQ Stock Market’s Global Market was $7.48 per share.

No underwriter or any other person has been engaged to facilitate the sale of the securities in this offering.

Investing in our common stock involves a high degree of risk which is described in the “Risk Factors” section beginning on page 4 of this prospectus. We urge you to carefully read the “Risk Factors” section before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2009

ABOUT THIS PROSPECTUS

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. This information is available without charge upon written or oral request. See “Incorporation by Reference of Important Information Regarding i2” and “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference into this prospectus. No dealer, salesperson or any other person is authorized to give any information or to make any representation other than those contained in or incorporated by reference in this prospectus. If such information is given or representations are made, you may not rely on that information or those representations as having been authorized by us or by the selling stockholder. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus may only be used where it is legal to sell the securities. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

The terms the “Company,” “i2,” “our,” “we” and “us,” as used in this prospectus, refer to i2 Technologies, Inc. and its wholly-owned subsidiaries, except where it is clear that the term refers only to the parent company.

References in this prospectus to the terms “optimal” and “optimization” and words to that effect are not intended to connote the mathematically optimal solution, but may connote near-optimal solutions, which reflect practical considerations such as customer requirements as to response time, precision of the results and other commercial factors.

(i)

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. We urge you to read the entire prospectus carefully, including the “Risk Factors” section, and the additional documents incorporated by reference herein, before making an investment decision. i2 was founded in 1988 and incorporated in Delaware in 1989. Our executive offices are located at One i2 Place, 11701 Luna Road, Dallas, Texas 75234, and our phone number there is (469) 357-1000.

i2 Technologies, Inc.

Business

We are a provider of supply chain management solutions, consisting of various software and service offerings. In addition to licensed application software, we offer software as a service (SaaS). Our service offerings include business optimization and technical consulting, managed services, training, solution maintenance, software upgrades and development. We operate our business in one business segment. Supply chain management is the set of processes, technology and expertise involved in managing supply, demand and fulfillment throughout divisions within a company and with its customers, suppliers and partners. The business goals of our solutions include increasing supply chain efficiency and enhancing customer and supplier relationships by managing variability, reducing complexity, improving operational visibility and increasing operating velocity. Our offerings are designed to help customers better achieve the following critical operational objectives:

•	Visibility – a clear and unobstructed view up and down the supply chain

•	Planning – supply chain optimization to match supply and demand considering system-wide constraints

•	Collaboration – interoperability with supply chain partners and elimination of functional silos

•	Control – management of data and business processes across the extended supply chain

Globally, we have approximately 500 customers in a variety of industries including:

•	Technology

•	Computer & Electronics

•	Telecommunications Equipment and Services

•	Semiconductor

•	Consumer Electronics

•	Contract Manufacturers

•	Automotive, Aerospace and Industrial

•	Automotive Original Equipment Manufacturers

•	Suppliers

•	Aerospace and Defense

•	Industrial Manufacturers

•	Process Industries

•	Metals

•	Energy, Chemical, Oil and Gas

•	Consumer Industries & Retail

•	Retailers

•	Consumer Packaged Goods

•	Soft Goods (Textiles/Apparel & Footwear)

•	Consumer Durables

Repurchase of the Company’s 5% Senior Convertible Notes

At December 31, 2008, we had outstanding approximately $86.3 million in face amount of our 5% Notes. On February 6, 2009, we entered into a Consent and Purchase Agreement (the “Note Purchase Agreement”) with the beneficial owner (the “Majority Holder”) of $58,146,000 in aggregate principal amount of our outstanding 5% Senior Convertible Notes due

2015 (the “5% Notes”), to purchase all of the 5% Notes owned, beneficially or of record, by the Majority Holder. The 5% Notes were originally issued pursuant to an Indenture dated as of November 23, 2005, between the Company and The Bank of New York Mellon Trust Company, N.A., as successor in interest to JPMorgan Chase Bank, National Association, as trustee (the “Trustee”), which was amended and supplemented by that certain First Supplemental Indenture dated as of September 11, 2008 (collectively, the “Indenture”).

The closing for the purchase and sale of the Majority Holder’s notes occurred on February 9, 2009. Our total payment for such notes was $58,670,929 (or $997.50 per $1,000.00 of original principal amount plus all accrued and unpaid interest thereon). Pursuant to the Note Purchase Agreement, the Majority Holder irrevocably consented to the amendments and supplements set forth in the form of Second Supplemental Indenture between us and the Trustee attached to the Note Purchase Agreement (the “Second Supplemental Indenture”). As a result of obtaining the Majority Holder’s consent to the Second Supplemental Indenture, we received consents from a majority of the holders of the 5% Notes to the Second Supplemental Indenture. The Second Supplemental Indenture was executed by us and the Trustee on February 6, 2009 following execution of the Note Purchase Agreement and became effective at that time. The Second Supplemental Indenture provides for, among other things, the removal and deletion of certain restrictive covenants contained in the Indenture, including (but not limited to) restrictive covenants relating to the incurrence of indebtedness.

This summary of the Note Purchase Agreement and the Second Supplemental Indenture does not purport to be complete and is subject to, and is qualified in its entirety by, reference to all the provisions of the Note Purchase Agreement and the Second Supplemental Indenture, copies of which were attached as exhibits to a Form 8-K that we filed with the SEC on February 6, 2009 (which is incorporated herein by reference – see “Incorporation by Reference of Important Information Regarding i2” below).

In addition to the repurchase of the Majority Holder’s notes (as discussed above), the Board of Directors authorized the Company to repurchase, from time to time, additional outstanding 5% Notes in privately-negotiated transactions. Pursuant to such authorization, the Company repurchased the remaining $28.1 million in face amount of 5% Notes in various transactions in February, March and April 2009. With the completion of the purchase of the Majority Holder’s notes and such additional repurchases from other parties, all of the 5% Notes have been repurchased by the Company.

Termination of JDA Merger Agreement

As we previously reported in a Form 8-K that we filed with the SEC on August 12, 2008, on August 10, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with JDA Software Group, Inc. (“JDA”) and Igloo Acquisition Corp. (“Merger Sub”), under which i2 was to merge with and into Merger Sub (the “Merger”), with i2 to survive the Merger as a wholly-owned subsidiary of JDA. The Merger Agreement provided, among other things, that at the effective time of the Merger, each issued and outstanding share of the Company’s common stock would be converted into the right to receive $14.86 in cash, without interest. On November 4, 2008, JDA notified us in writing that they wished to renegotiate the price of the consideration to be paid under the Merger Agreement and requested that we adjourn our stockholder meeting, previously scheduled for November 6, 2008, the purpose of which was to approve and adopt the Merger Agreement (the “Special Meeting”). We proceeded to hold the Special Meeting and the Merger Agreement was approved and adopted by our stockholders. Following the Special Meeting, we received a written proposal from JDA to amend the consideration to be paid to the common stockholders to an amount significantly below $14.86 per share. Our board of directors reviewed JDA’s proposal and concluded that it was not in the best interests of i2’s stockholders to pursue it as proposed.

On November 7, 2008, we received a letter from JDA in which JDA provided notice to us that additional time was required to arrange the Debt Financing (as defined in the Merger Agreement) and that the closing of the merger should be delayed to a date to be specified by JDA, but in no event later than January 9, 2009, on no less than three business days’ prior written notice to us. On December 3, 2008, we terminated the Merger Agreement. Our board of directors did not believe the Merger or an acceptable alternative transaction with JDA could be finalized. On December 8, 2008, we received the non-refundable termination fee of $20 million from JDA. The external fees and expenses associated with the merger in fiscal 2008, including proxy and shareholder meeting expenses and legal and investment banker fees, were approximately $8.5 million.

Chief Executive Officer Succession

As we previously reported in a Form 8-K that we filed on December 19, 2008, effective December 17, 2008 our Board of Directors appointed Jackson L. Wilson, Jr., our Executive Chairman, as new Chief Executive Officer (“CEO”) to replace Dr. Pallab K. Chatterjee, who left the Company effective December 31, 2008. Dr. Chatterjee was appointed as i2’s CEO on May 13, 2008 and prior to that had been i2’s interim CEO since July 31, 2007. Mr. Wilson has been i2’s Executive Chairman of the Board since May 5, 2008. Mr. Wilson has served as a director of i2 since April 2005. Prior to being appointed as the Executive Chairman of the Board, Mr. Wilson served as a member of the Audit Committee and the Strategic Review Committee. On January 19, 2009, we entered into an employment agreement (the “Employment Agreement”) with respect to Mr. Wilson’s appointment as CEO and President, in addition to his role as Chairman of our Board of Directors. The Employment Agreement is effective from December 17, 2008, the date that Mr. Wilson was appointed as CEO, and supersedes his prior employment agreement. The Employment Agreement was attached as an exhibit to a Form 8-K that we filed with the SEC on January 21, 2009 (which is incorporated herein by reference – see “Incorporation by Reference of Important Information Regarding i2” below).

The Offering of Common Stock

Issuer	i2 Technologies, Inc.

Common Stock Offered for Resale by the Selling Stockholder	Up to 5,402,543 shares of our common stock issuable upon the conversion of up to 125,069 shares of our 2.5% Series B convertible preferred stock. See “Description of Capital Stock – Preferred Stock” and “Selling Stockholder.”

Voting Rights	Holders of our common stock have one vote per share and vote together on all matters with the holders of our Series B preferred stock, except that the holders of the Series B preferred stock, voting separately as a single class to the exclusion of all other classes of our capital stock, currently have the exclusive right to elect two directors to serve on our board of directors. Each share of our Series B preferred stock is entitled to 43.1965 votes (or that number equal to the number of shares of common stock into which one share of Series B preferred stock could be converted, subject to adjustment).

Dividends	We do not expect to pay dividends on our common stock in the foreseeable future. We anticipate that all future earnings, if any, generated from operations will be retained in our business.

Use of Proceeds	The selling stockholder or its transferees, pledgees, donees and successors will receive all of the proceeds from the resale of the shares of common stock offered hereby. We will not receive any proceeds from the resale of the shares of common stock.

The NASDAQ National Market	Our common stock is quoted on The NASDAQ Stock Market’s Global Market under the symbol “ITWO.”

We urge you to refer to the section entitled “Risk Factors” for an explanation of the risks of investing in our common stock.

RISK FACTORS

We urge you to consider carefully all of the information set forth in this prospectus and incorporated by reference in this prospectus, including the risk factors and other information contained in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q that we have filed with the SEC. Please refer to “Where You Can Find More Information” and “Incorporation by Reference of Important Information Regarding i2.” We urge you to particularly evaluate the following risks before deciding to purchase the common stock. Various statements contained in this prospectus (including some of the following risk factors) or incorporated by reference in this prospectus constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Any investment in our company will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all of the other information included in this prospectus. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we are not aware of or focused on or that we currently deem immaterial may also impair our business operations.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related To Our Business

Periods of Sustained Economic Adversity and Uncertainty Could Negatively Affect Our Business, Results of Operations and Financial Condition.

Demand for our products depends in large part upon the level of capital and maintenance expenditures by many of our customers. Economic downturns, such as the one presently underway, could cause many of our customers to reduce their levels of capital and maintenance expenditures. Decreased capital and maintenance spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition.

The current unprecedented disruptions in the financial markets may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, the disruptions in the financial markets may have an adverse impact on regional and world economies and credit markets, which could negatively impact the capital and maintenance expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase. These conditions could result in bankruptcy or insolvency for customers, which would impact our revenue and cash collections. These conditions could also result in pricing pressure and less favorable financial terms in our contracts. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the U.S. and other countries.

The Failed Merger with JDA Could Negatively Affect Our Business.

On August 10, 2008, we entered into the Merger Agreement with JDA under which i2 would merge with and into Merger Sub, with i2 to survive the Merger as a wholly-owned subsidiary of JDA. On December 3, 2008, we terminated the Merger Agreement because our board of directors did not believe the Merger or an acceptable alternative transaction with JDA could be finalized. See “Summary — Termination of JDA Merger Agreement.”

The termination of the Merger Agreement with JDA and the failure to complete the Merger may result in, among other things, downward pressure on our stock; lawsuits; employee turnover and continued uncertainty for our management, sales staff, and other employees; uncertainty for existing and potential customers regarding our ability to meet our contractual obligations; and potential additional calls by shareholders to continue to pursue the public sale of the Company. Beginning in the third quarter and continuing into the fourth quarter of fiscal 2008, we experienced purchasing delays by some customers attributable to the Merger. Continued uncertainty regarding any future strategic transaction involving the Company could cause additional customer delays, potential customer losses, lower bookings, revenue, and cash flow and/or employee attrition. These distractions could harm our business, the results of operations, cash flow, and our overall financial condition.

Certain Large Stockholders Have Called For the Public Sale of the Company, and May Continue to Call for Such a Sale Following the Failure to Complete the Merger with JDA.

On September 13, 2007, Amalgamated Gadget, L.P. (“Amalgamated”), a beneficial owner of all of our Series B Preferred Stock (which was convertible into approximately 17.7% of our common stock as of December 31, 2008), filed an amendment to its Schedule 13D announcing that it was exercising rights under the terms of our Series B preferred stock to name two persons to our Board of Directors and stating, among other things, that i2 should explore strategic options, including a possible outright sale of i2 or its assets. Michael J. Simmons and David L. Pope were elected to the Board of Directors in September 2007 by the holders of our Series B preferred stock. On October 3, 2007, S.A.C. Capital Advisors, LLC filed a Schedule 13D announcing that it was at that time a beneficial owner of approximately 8.9% of our common stock and stating, among other things, that the value of i2’s assets is not appropriately reflected in the price of our common stock and that the best way to increase stockholder value would be a public sale of i2. On November 1, 2007, the Company announced that, in connection with an ongoing review of i2’s management, operations and strategy which was initiated early in 2007, the Board of Directors of i2 was forming a Strategic Review Committee comprised of three independent directors to consider and evaluate the merits of the various strategic options available to i2 to enhance stockholder value. The strategic options that were subsequently considered by the Strategic Review Committee included: changes to our operations; actions or transactions intended to enhance the value or utilization of our existing assets; joint ventures or strategic partnerships; selective acquisitions, dispositions or other capital transactions; and a merger, sale or other extraordinary business transaction involving the Company.

The evaluation of strategic options by the Strategic Review Committee led to, among other things, the proposed Merger with JDA. In light of the failure of that merger to be completed, the Strategic Review Committee will continue to consider and evaluate other possible strategic options involving the Company. However, continued pressure by activist stockholders for the sale of the Company (especially in light of the Company’s termination of the Merger Agreement with JDA and the failure of that merger to be completed), and/or the Company’s ongoing exploration of other strategic options, could create distractions for our management, sales staff and other employees and create uncertainty in existing and potential customers regarding our ability to meet our contractual obligations. Such distractions and uncertainty could lead to the Company incurring significant costs and expenses as well as increased employee turnover and a substantial diversion of management’s time and resources and, accordingly, could harm our business, results of operations, cash flow and financial condition. There can be no assurance as to what other strategic option, if any, the Board of Directors will decide to pursue to enhance stockholder value or if and when such decision will be made. Regardless of the decision of the Board of Directors, there can be no assurance that such decision will enhance stockholder value or be agreed to or supported by all of our stockholders.

Upon a change of control, unless otherwise agreed to by a majority of the holders of outstanding Series preferred stock, we are required to exchange outstanding shares of Series B preferred stock for cash at 110% of face value plus all accrued but unpaid dividends. The exchange amount pursuant to this provision as of March 31, 2009 was approximately $120.2 million. The fixed payment due to the holders of our Series B preferred stock upon a change of control may cause a holder of Series B preferred stock to be in favor of a change of control event at a lower value than would be favored by holders of common stock.

Our Financial Results Have Varied And May Continue To Vary Significantly From Quarter To Quarter And We May Fail To Meet Analysts’ And Investors’ Expectations.

Our operating results have varied significantly from quarter to quarter in the past, and we expect our operating results to continue to vary from quarter to quarter in the future due to a variety of factors, some of which are outside of our control. Although our revenues are subject to fluctuation, significant portions of our expenses are not variable in the short term, such as our lease and purchase commitments. If we cannot reduce expenses quickly to respond to decreases in revenues, a revenue shortfall is likely to adversely and disproportionately affect our operating results. These factors have caused our operating results to be below the expectations of securities analysts and investors in the past and may do so again in the future.

We Have In The Past Experienced Negative Cash Flows. A Failure To Maintain Profitability And Achieve Consistent Positive Cash Flows Would Have A Significant Adverse Effect On Our Business, Impair Our Ability To Support Our Operations And Adversely Affect Our Liquidity.

We experienced negative cash flows during the quarters ended March 31, 2007, September 30, 2006, March 31, 2006 and each of the five years ended December 31, 2005, primarily due to sharp declines in our revenues and our historical inability to reduce our expenses to a level at or below the level of our revenues. A failure to maintain profitability and achieve consistent positive cash flows could impair our ability to support our operations, adversely affect our liquidity and threaten our ability to repay our debts when they come due. Negative cash flows and the adverse market perception associated therewith may negatively affect our ability to sell our products and maintain existing customer relationships, and may adversely affect our ability to obtain additional debt or equity financing on advantageous terms. There can be no assurance that we will be successful in obtaining or maintaining an adequate level of cash resources and we may be forced to act more aggressively in the future in the area of expense reduction in order to conserve cash resources.

We May Require Additional Private Or Public Debt Or Equity Financing to Support Our Operations. Such Financing May Only Be Available On Disadvantageous Terms, Or May Not Be Available At All. Any New Financing Could Have A Substantial Dilutive Effect On Our Existing Stockholders.

At December 31, 2008, we had cash and cash equivalents of $238 million and a working capital balance of $187.4 million. Our cash position may decline in the future, and we may not be successful in maintaining an adequate level of cash resources. We may be required to seek private or public debt or equity financing in order to support our operations, however we may not be able to obtain additional debt or equity financing on satisfactory terms, or at all, and any new financing could have a substantial dilutive effect on our existing stockholders.

If We Are Unable To Develop And Generate Additional Demand For Our Products, Serious Harm Could Result To Our Business.

We have invested significant resources in developing and marketing our products and services. The demand for, and market acceptance of, our products and services is subject to a high level of uncertainty. Adoption of software solutions, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication, requires a broad acceptance of substantially different methods of conducting business and exchanging information. Our products and services are often considered complex and may involve a new approach to the conduct of business by our customers. As a result, intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these products and services in order to generate additional demand. The market for our products and services may weaken, competitors may develop superior products and services or we may fail to develop acceptable solutions to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations, cash flow and financial condition.

We May Not Be Competitive, And Increased Competition Could Seriously Harm Our Business.

Relative to us, some of our competitors have one or more of the following advantages:

•	Longer operating history

•	Greater financial, technical, marketing, sales and other resources

•	More consistent positive cash flows

•	Longer history of profitable operations

•	Greater name recognition

•	A broader range of products to offer

•	Better product functionality and performance in certain areas

•	A larger installed base of customers

Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition as we compete for market share. We understand that some competitors are offering enterprise application software at no charge as components of product bundles. Further, traditional enterprise resource planning vendors have focused more resources on the development and marketing of enterprise application software, particularly in the product and industry segments in which we compete, and, increasingly, corporate information technology departments are undertaking internal development efforts. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

We Have Been And Continue To Be Subject To Product Quality And Performance Claims And Other Litigation (including Shareholder Derivative and Class Action Litigation), Which Could Seriously Harm Our Business.

From time to time, customers make claims pertaining to the quality and performance of our software and services, citing a variety of issues. Whether customer claims regarding the quality and performance of our products and services are founded or unfounded, they may adversely impact customer demand and affect the market perception of our company, our products and our services. Any such damage to our reputation could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Our software products generally are used by our customers in mission-critical applications where component failures or software errors could cause significant damages. Although we conduct testing and quality assurance through a release management process, we may not discover errors until our customers install and use a given product or until the volume of services that a product provides increases. Errors could result in loss of customers and reputation, adverse publicity, loss of revenues, delays in market acceptance, diversion of development and consulting resources and claims against us by customers. To mitigate this exposure, our license agreements typically seek to limit our exposure to product liability claims from our customers. However, these contract provisions may not preclude all potential claims. Additionally, our insurance policies may be inadequate to protect us from all liability that we may face. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any claim, whether or not successful, could harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial condition.

On March 7, 2007, a purported shareholder derivative lawsuit was filed in the Delaware Chancery Court against certain of our current and former officers and directors, naming the Company as a nominal defendant. The complaint, entitled George Keritsis and Mark Kert v. Michael E. McGrath, Michael J. Berry, Pallab K. Chatterjee, Robert C. Donohoo, Hiten D. Varia, M. Miriam Wardak, Sanjiv S. Sidhu, Stephen P. Bradley, Harvey B. Cash, Richard L. Clemmer, Lloyd G. Waterhouse, Jackson L. Wilson, Jr., Robert L. Crandall and i2 Technologies, Inc., alleges breach of fiduciary duty and unjust enrichment in connection with stock option grants to certain of the defendant officers and directors on three dates in 2004 and 2005. The complaint states that those stock option grants were manipulated so as to work to the recipients’ favor when material non-public information about the Company was later disclosed to positive or negative effect. The complaint is derivative in nature and does not seek relief from the Company, but does seek damages and other relief from the defendant officers and directors. We have entered into indemnification agreements in the ordinary course of business with certain of the defendant officers and directors and may be obligated throughout the pendency of this action to advance payment of legal fees and costs incurred by the defendants pursuant to our obligations under the indemnification agreements and/or applicable Delaware law. The Company reached a settlement agreement with plaintiffs, which was approved by the Court on November 6, 2008. The settlement required the Company to adopt certain policies regarding the granting of stock options. These policies were implemented prior to the settlement. The settlement does not require the Company to pay any sum to the plaintiffs except for $200,000 in attorneys’ fees and costs. These costs have been previously accrued and were paid in the fourth quarter of 2008.

On October 23, 2007, a purported shareholder derivative lawsuit was filed in the Delaware Chancery Court against certain of our current and former officers and directors, naming the Company as a nominal defendant. The complaint, entitled John McPadden, Sr. v. Sanjiv S. Sidhu, Stephen Bradley, Harvey B. Cash, Richard L. Clemmer, Michael E. McGrath, Lloyd G. Waterhouse, Jackson L. Wilson, Jr., Robert L. Crandall and Anthony Dubreville and i2 Technologies, Inc., alleges breach of fiduciary duty and unjust enrichment based upon allegations that the Company sold its wholly-owned subsidiary, Trade Services Corporation, for an inadequate price in 2005. The complaint is derivative in nature and does not seek relief from the Company, but does seek damages and other relief from the defendant officers and directors. The defendants moved to dismiss the complaint on December 28, 2007. On August 29, 2008, the court granted the motion to dismiss as to all defendants but Mr. Dubreville (one of our former officers).

On August 11, 2008, two suits were filed in state district court in Texas against (among others) the Company and certain members of its Board of Directors. Each of the two suits sought injunctive relief prohibiting the closing of the sale of the Company’s common stock pursuant to the Merger with JDA, and each of the named plaintiffs purported to represent a class of holders of the Company’s common stock. One of the two suits was thereafter dismissed by the plaintiff. The other, styled John D. Norsworthy, on Behalf of Himself and All Others Similarly Situated, v. i2 Technologies, Inc., et al., remains pending in the 134th District Court of Dallas County, Texas. On November 5, 2008, the District Court held a hearing on plaintiff Norsworthy’s motion for a temporary restraining order, and at the conclusion of the hearing denied the motion in its entirety. To date, the plaintiff has not requested monetary relief other than his attorneys’ fees and costs. Based on the stage of the litigation, it is not known whether he may hereafter do so, nor is it possible to estimate the amount or range of possible loss that might result from an adverse judgment or a settlement of this matter. Despite the termination of the Merger Agreement with JDA, the plaintiff has not dismissed nor amended his petition as of the date of this prospectus.

We may face other claims and litigation in the future that could harm our business and impair our liquidity. Defending against existing and potential litigation and other proceedings may continue to require us to spend significant time and money and to pay significant damages. We cannot assure you that the time, effort and financial resources that could be required will not adversely affect our business, results of operations, cash flow and financial condition.

The Loss Of Key Personnel Or Our Failure To Attract Additional Personnel Could Seriously Harm Our Company.

We rely upon the continued service of a relatively small number of key technical, sales and senior management personnel, and we have recently experienced higher turnover than desired among our key personnel. While we place a high emphasis on retention of key personnel, we nonetheless face intense competition for these qualified individuals from numerous technology and software companies, many of whom may be able to offer more competitive compensation packages than us. In addition, our employees can typically resign with little or no previous notice, which often gives us a limited opportunity to discuss possible retention with such employees. Our future success depends on our ability to retain our key employees and to attract, train and retain other highly qualified personnel. The loss of any of our key employees, our inability to reduce the increased turnover of key employees or our inability to attract, train and retain other highly qualified personnel could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Effective December 17, 2008, our Board of Directors appointed Jackson L. Wilson Jr., our Executive Chairman, as new Chief Executive Officer (“CEO”) to replace Dr. Pallab K. Chatterjee, who left the Company effective December 31, 2008. Dr. Chatterjee was appointed as our CEO on May 13, 2008 and prior to that, had been our interim CEO since July 31, 2007. Mr. Wilson has been our Executive Chairman of the Board since May 5, 2008. Mr. Wilson has served as a director of our company since April 2005. Any further turnover in our CEO position or our other senior management positions could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Restructuring and Reorganization Initiatives Pose Significant Risks To Our Business

We have implemented and continue to evaluate restructuring initiatives involving reducing our workforce in an effort to achieve our profitability objectives. This includes a reduction in our workforce of approximately 85 personnel in the first quarter of 2009. These activities pose significant risks to our business, including the risk that key employees whom we desire to retain will leave because they disagree with our initiatives; that terminated employees will disparage the company, file legal claims against us related to their termination of employment, become employed by competitors or share our intellectual property or other sensitive information with others; and that the reorganization will not achieve targeted efficiencies. The failure to retain and effectively manage our remaining employees or achieve our targeted efficiencies through the reorganization could increase our costs, adversely affect our development efforts and adversely affect the quality of our products and customer service. If customers become dissatisfied with our products or service, our maintenance renewals may decrease, our customers may take legal action against us and our sales to existing customers could decline, leading to reduced revenues. Failure to achieve the desired results of our restructuring and reorganization initiatives could increase employee turnover and harm our business, results of operations, cash flow and financial condition.

Because Our Software Products Are Intended To Work Within Complex Business Processes, Implementation Or Upgrades Of Our Products Can Be Difficult, Time-Consuming And Expensive, And Customers May Be Unable To Implement Or Upgrade Our Products Successfully Or Otherwise Achieve The Benefits Attributable To Our Products. This May Result In Customer Dissatisfaction, Harm To Our Reputation And Cause Non-Payment Issues.

Our products typically must integrate with the many existing computer systems and software programs of our customers. This can be complex, time-consuming and expensive, and may cause delays in the deployment of our products. As a result, some customers may have difficulty implementing our products successfully or otherwise achieving the benefits attributable to our products. Delayed or ineffective implementation or upgrades of our software and services may limit our future sales opportunities, impact revenues, result in customer dissatisfaction and harm to our reputation, or cause non-payment issues.

Failure To Complete Development Projects As Planned Could Harm Our Operating Results And Create Business Distractions And Negative Publicity That Could Harm Our Business.

Risks associated with our software solutions and other development projects include, but are not limited to:

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Customers may withhold cash payments or cancel contracts if we fail to meet our delivery commitments, the customers have financial difficulties or change strategy, or the functionality delivered is not acceptable to the customers. We are particularly susceptible to this with respect to arrangements where payments are scheduled to occur later in the engagement.

•	The cancellation or scaling back of one or more of our larger software solutions or other development projects could have a material adverse impact on future software solutions revenues.

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We may be unable to recognize revenue associated with software solutions and other development projects in accordance with expectations. We generally recognize revenue from software solutions and other development projects over time using the percentage of completion method of contract accounting. Failure to complete project phases in accordance with the overall project plan can create variability in our expected revenue streams if we are not able to recognize revenues related to particular projects because of delays in development.

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Many of our software solutions and other development projects are fixed-price arrangements. If we fail to accurately estimate the resources required for a fixed-price project or the customer attempts to change the scope of the project, the profit, if any, realized from the project would be adversely affected to the extent that we have to add additional resources to complete the project.

If We Fail To Adequately Protect Our Intellectual Property Rights Or Face A Claim Of Intellectual Property Infringement By A Third Party, We Could Lose Our Intellectual Property Rights Or Be Liable For Significant Damages.

We rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights. However, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. This is particularly true in India, where a significant portion of our operations are located, and other foreign countries such as China and Russia where the laws do not protect proprietary rights to the same extent as the laws of the United States and may not provide us with an effective remedy against piracy. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. Litigation to defend our intellectual property rights has in the past been, and could in the future be, time-consuming and costly.

There has been a substantial amount of litigation in the software industry regarding intellectual property rights. As a result, we may be subject to claims of intellectual property infringement. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, third parties may claim infringement by us with respect to current or future products. Any infringement claims, with or without merit, could be time-consuming, result in costly litigation or damages, cause product shipment delays or the loss or deferral of sales, or require us to enter into royalty or licensing agreements. If we enter into royalty or licensing agreements in settlement of any litigation or claims, these agreements may not be on terms favorable to us. Unfavorable royalty and licensing agreements could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Serious Harm To Our Business Could Result If Our Encryption Technology Fails To Ensure The Security Of Our Customers’ On-line Transactions.

The secure exchange of confidential information over public networks is a significant concern of consumers engaging in on-line transactions and interaction. Some of our software applications use encryption technology to provide the security necessary to effect the secure exchange of valuable and confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the algorithms that these applications use to protect customer transaction data. If any compromise or breach were to occur, it could have a material adverse effect on our business, results of operations, cash flow and financial condition.

We Are Dependent On Third-Party Software That We Incorporate Into And Include With Our Products And Solutions, And Impaired Relations With These Third Parties, Defects In Third-Party Software Or The Inability To Enhance Their Software Over Time Could Harm Our Business.

We incorporate and include third-party software into and with certain of our products and solutions. Additionally, we may incorporate and include additional third-party software into and with our products and solutions in future product offerings. The operation of our products could be impaired if errors occur in the third-party software that we utilize. It may be more difficult for us to correct any defects in third-party software because the development and maintenance of the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third parties will continue to make their software available to us on acceptable terms, to invest the appropriate levels of resources in their products and services to maintain and enhance the software capabilities, or to remain in business. Further, due to the limited number of vendors of certain types of third-party software, it may be difficult for us to replace any third-party software if a vendor seeks to terminate our license to the software or our ability to license the software to customers. Any impairment in our relationship with these third parties could have a material adverse effect on our business, results of operations, cash flow and financial condition.

We Face Risks Associated With International Sales And Operations That Could Harm Our Company.

International revenues accounted for approximately 43% of our total revenues during 2007 and 42% in 2008, and we expect to continue to generate a significant portion of our revenues from international sales in the future. Our international operations are subject to risks inherent in international business activities, including the tendency of markets outside of the U.S. to be more volatile and difficult to forecast than the U.S. market. Any of the following factors, among other things, could adversely affect the success of our international operations:

•	Difficulties and costs of staffing and managing geographically disparate operations

•	Extended accounts receivable collection cycles in certain countries

•	Compliance with a variety of foreign business practices, laws and regulations

•	Overlap of different tax structures and regimes, including transfer pricing

•	Meeting import and export licensing requirements

•	Trade restrictions

•	Changes in tariff and tax rates

•	Changes in general economic and political conditions in international markets

In addition, we conduct a large portion of our software solutions development and services operations in India. The distributed nature of our development and consulting resources could create operational challenges and complications since we have a heightened risk exposure to changes in the economic, security and political conditions of India. Operational issues, recruiting and retention issues, ability to obtain work permits, economic and political instability, military actions, currency fluctuations and other unforeseen occurrences in India could impair our ability to develop and introduce new software applications and functionality in a timely manner, or hinder our ability to provide cost-competitive services, either of which could put our products at a competitive disadvantage and cause us to lose existing customers or fail to attract new customers.

We May Make Future Acquisitions Or Enter Into Joint Ventures That Are Not Successful, Which Could Seriously Harm Our Business.

Historically, we have acquired technology or businesses to supplement and expand our product offerings. In the future, we could acquire additional products, technologies or businesses, or enter into joint venture arrangements, for the purpose of complementing or expanding our business. Negotiation of potential acquisitions or joint ventures and our integration of acquired products, technologies or businesses could divert management’s time and resources. Future acquisitions could cause us to issue equity securities that would dilute existing stockholders, incur debt or contingent liabilities, amortize intangible assets, or write off in-process research and development and other acquisition-related expenses that could have a material adverse affect on our business, results of operations, cash flow and financial condition. We may not be able to properly integrate acquired products, technologies or businesses with our existing products and operations, train, retain and motivate personnel from the acquired businesses, or combine potentially different corporate cultures. Failure to do so could deprive us of the intended benefits of those acquisitions. In addition, we may be required to write-off acquired research and development if further development of purchased technology becomes unfeasible, which may adversely affect our business, results of operations, cash flow and financial condition.

Changes In The Value Of The U.S. Dollar, As Compared To The Currencies Of Foreign Countries Where We Transact Business, Could Harm Our Operating Results.

To date, our international revenues have been denominated primarily in U.S. Dollars. However, the majority of our international expenses, including the wages of approximately 64% of our employees, have been denominated in currencies other than the U.S. Dollar. Therefore, changes in the value of the U.S. Dollar as compared to these other currencies may adversely affect our operating results. We have implemented limited hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts, but we do not hedge our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. For the foregoing reasons, currency exchange rate fluctuations have caused, and likely will continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities.

We May Not Be Able to Fully Realize The Benefits Of Our Deferred Tax Assets.

Our ability to utilize our domestic net operating loss carry forwards and other tax attributes during their remaining life is dependent upon our ability to generate sufficient domestic taxable income during the carry forward periods. If we do not generate sufficient domestic taxable income, the remaining deferred tax assets related to these items may expire without being fully utilized. We have recorded a valuation reserve against our domestic deferred tax assets to reflect the risk.

In addition, pursuant to section 382 of the Internal Revenue Code, the amount of and benefit from our domestic net operating loss carry forwards, and other tax attributes, may be impaired or limited in certain circumstances. Events which cause limitations on the amount of net operating losses and other tax attributes that we may utilize in the future include, but are not limited to, a cumulative change in ownership of greater than 50% in the value of the company (for those instruments that constitute equity for section 382 purposes), over the lesser of a three-year period ending on a specific testing date or a previous ownership change date. A testing date generally occurs upon the issuance, transfer or repurchase of the company’s securities or debt that is treated as a security for purposes of determining an ownership change. A cumulative change in ownership of greater than 50% would limit our ability to fully utilize our domestic net operating loss carry forwards.

Failure Or Circumvention Of Our Controls And Procedures Or Failure To Comply With Regulations Related To Controls And Procedures Could Seriously Harm Our Business.

Over time, we have made significant changes in and may consider making additional changes to our internal controls, our disclosure controls and procedures, and our corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, and not absolute, assurances that the objectives of the system are met. Any failure of our controls, policies and procedures could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Risks Related To Our Industry

If Our Products Are Not Able To Deliver Fast, Demonstrable Value To Our Customers, Our Business Could Be Seriously Harmed.

Enterprises are requiring their application software vendors to provide faster time to value on their technology investments. We must continue to improve the speed of our implementations and the pace at which our products deliver value or our competitors may gain important strategic advantages over us. If we cannot successfully respond to these market demands, or if our competitors do so more effectively than we do, our business, results of operations, cash flow and financial condition could be materially and adversely affected.

Releases Of And Problems With New Products May Cause Purchasing Delays, Which Would Harm Our Revenues.

Our practice and the practice in the industry are to periodically develop and release new products and enhancements. As a result, customers may delay their purchasing decisions in anticipation of our new or enhanced products, or products of competitors. Delays in customer purchasing decisions could seriously harm our business and operating results. Moreover, significant delays in the general availability of new releases, significant problems in the installation or implementation of new releases, or customer dissatisfaction with new releases could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Risks Related To Our Stock

Our Stock Price Historically Has Been Volatile, Which May Make It More Difficult To Resell Common Stock At Attractive Prices.

The market price of our common stock has been highly volatile in the past, and may continue to be volatile in the future, especially in light of the recent unprecedented disruptions in the U.S. and worldwide financial and stock markets. The following factors could significantly affect the market price of our common stock:

•	Continued quarterly variations in our results of operations and cash flows

•	Technological innovations by our competitors or us

•	Announcement of new customers, new products, product enhancements, a possible sale of our company, or joint ventures and other alliances by our competitors or us

•	Additional equity or debt financing transactions, or the absence thereof

•	Stock valuations or performance of our competitors

•	General market conditions, geopolitical events or market conditions specific to particular industries

•	Perceptions in the marketplace of performance problems involving our products and services

The Price Of Our Common Stock May Decline Due To Shares Eligible For Future Sale.

Sales of substantial amounts of our common stock in the public market, or the appearance that a large number of our shares are available for sale, could adversely affect the market price for our common stock. In addition to the adverse effect a price decline could have on holders of common stock, that decline would likely impede our ability to raise capital by issuing additional shares of common stock or other equity securities.

Our Executive Officers, Directors, And Largest Stockholders Have Significant Influence Over Stockholder Votes.

As of April 2, 2009, our current executive officers and directors together directly or indirectly controlled approximately 22.0% of the total voting power of our company, which includes approximately 20.6% controlled by Sanjiv Sidhu, a current director and former Chief Executive Officer and President of the Company, and entities that he controls. Further, R2 Top Hat, Ltd., the selling stockholder and an affiliate of Q Investments, beneficially controls approximately 17.7% of the voting power of the Company, and has the right to appoint two directors to our Board of Directors (which it exercised in 2007). In addition, BlackRock, Inc. beneficially controls approximately 8.8%, Renaissance Technologies LLC beneficially controls approximately 6.1%, S.A.C. Capital Advisors, L.P. beneficially controls approximately 5.6%, Water Island Capital LLC beneficially controls approximately 5.2% and Highbridge International LLC beneficially controls approximately 4.6% of the voting power of the Company. Accordingly, Mr. Sidhu, R2 Top Hat, Ltd. (the Q Investments affiliate), BlackRock Advisors, Renaissance International, S.A.C. Capital Advisors, L.P. and Highbridge International have had and will continue to have significant influence in determining the composition of our Board of Directors and other significant matters requiring stockholder approval or acquiescence, including amendments to our certificate of incorporation, a substantial sale of assets, a merger or similar corporate transaction or a non-negotiated takeover attempt. Such concentration of ownership may discourage a potential acquirer from making an offer to buy our company that other stockholders might find favorable, which in turn could adversely affect the market price of our common stock. Mr. Sidhu has announced that he does not intend to stand for re-election at our 2009 Annual Meeting of Stockholders. In addition, David L. Pope, one of the appointees of R2 Top Hat, Ltd., has announced that he intends to resign as a director following our 2009 Annual Meeting of Stockholders; however, R2 Top Hat, Ltd. has the right to fill such position at any time.

Our Charter And Bylaws Have Anti-Takeover Provisions And We Have A Stockholder Rights Plan Which, In Combination, Effectively Inhibit A Non-Negotiated Merger Or Business Combination.

Provisions of our certificate of incorporation (including change of control provisions in the Certificate of Designations for our Series B Preferred Stock) and provisions of our bylaws, Delaware law and our stockholder rights plan could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination.

FORWARD-LOOKING STATEMENTS

This Prospectus and Registration Statement contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other

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than statements of historical or current facts, including without limitation statements about our business strategy, plans, objectives and future prospects, contained in or incorporated by reference into this Prospectus and Registration Statement are forward-looking statements. Forward-looking statements generally are accompanied by words such as “anticipate,” “believe,” “estimate,” “intend,” “project,” “potential” or “expect” or similar statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from these expectations, which could have a material adverse effect on our business, results of operations, cash flow and financial condition. See “Risk Factors.” Accordingly, the actual results of our operations in the future may vary widely from the forward-looking statements included herein. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements in this paragraph.

USE OF PROCEEDS

This prospectus relates to 5,402,543 shares of our common stock that may be sold from time to time by the selling stockholder. We will not receive any part of the proceeds from the sale of common stock by the selling stockholder.

DESCRIPTION OF CAPITAL STOCK

Authorized Capitalization

Our authorized capital stock consists of:

•	2,000,000,000 shares of common stock, par value $0.00025 per share;

•	5,000,000 shares of preferred stock, par value $0.001 per share; and

•	2,000,000 shares of Series A participating preferred stock, par value $0.001 per share.

•	150,000 Series B 2.5% convertible preferred stock, par value $0.001 per share.

As of April 2, 2009, there were 21,982,799 shares of our common stock and 109,303 shares of our Series B 2.5% convertible preferred stock outstanding. All of our outstanding shares of Series B preferred stock were held of record by R2 Top Hat, Ltd., an affiliate of Q Investments. There were no shares of our other preferred stock outstanding.

Common Stock

Voting. Holders of our common stock have one vote per share and vote together on all matters with the holders of our Series B preferred stock, except that the holders of the Series B preferred stock, voting separately as a single class to the exclusion of all other classes of our capital stock, currently have the exclusive right to elect two directors to serve on our board of directors. Each share of our Series B preferred stock is entitled to 43.1965 votes (or that number equal to the number of shares of common stock into which one share of Series B preferred stock could be converted, subject to adjustment).

Dividends. Each holder of shares of our capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. We do not, however, intend to pay dividends on our capital stock in the foreseeable future. These rights are subject to the preferential rights of any other class or series of our preferred stock.

Preferred Stock

On June 3, 2004, we sold 100,000 shares of our 2.5% Series B Convertible Preferred Stock to Amalgamated Gadget, L.P. for and on behalf or R² Investments, LDC or its subsidiary R² Top Hat, Ltd. pursuant to a Preferred Stock Purchase Agreement, dated April 27, 2004. The purchase price for the Series B preferred stock was $1,000 per Series B share, or $100.0 million in the aggregate. Subsequent to its acquisition of our Series B preferred stock, R² Investments, LDC transferred to R² Top Hat, Ltd., its wholly-owned subsidiary, all of its shares of Series B preferred stock. As a result of its ownership of our Series B preferred stock, R² Top Hat, Ltd. is a related party.

Dividends on the Series B preferred stock, which may be paid in cash or in additional shares of Series B preferred stock, at our option, are payable semi-annually at the rate of 2.5% per year. The Series B preferred stock will automatically convert into shares of our common stock on June 3, 2014 and are convertible into shares of common stock at the option of the holder at any time prior thereto. The conversion price of $23.15 per share is subject to certain adjustments. If we were entitled to effect a conversion at April 2, 2009, we would issue approximately 4.7 million shares of our common stock with a value of approximately $39.6 million. Under certain circumstances, we will also have the right to redeem the Series B preferred stock. Upon a change in control, unless otherwise agreed to by holders of a majority of outstanding Series B shares, we will be required to exchange the outstanding shares of Series B preferred stock for cash at 110% of face value plus all accrued but unpaid dividends. The exchange amount pursuant to this provision as of March 31, 2009 was approximately $120.2 million. We may, at our option, redeem the Series B shares at any time after June 3, 2008 for an amount of cash equal to 104% of the sum of (i) the face value of the shares being redeemed plus (ii) all accrued but unpaid dividends on such shares. The redemption amount pursuant to this provision as of March 31, 2009, was approximately $113.7 million.

During the year ended December 31, 2008, we issued 2,689 shares (or approximately $2.7 million in face amount) of Series B preferred stock as payment of our dividend to the Series B holder, and in 2007, 2006, 2005 and 2004, we issued 1,326 shares (or approximately $1.3 million in face amount), 1,289 shares (or approximately $1.3 million in face amount), 2,551 shares (or approximately $2.6 million in face amount) and 1,448 shares (or approximately $1.5 million in face amount), respectively, of our Series B preferred stock as payment of our dividend to the Series B holder. In each of 2007 and 2006, we also paid a semi-annual cash dividend of approximately $1.3 million on our Series B preferred stock.

Taking into account the shares of Series B preferred stock issued to date as payment of dividends, as of April 2, 2009, we have issued a total of 109,303 shares of Series B preferred stock to the Series B holder, all of which were issued in reliance on an exemption from registration pursuant to Rule 506 and Regulation D promulgated under the Securities Act of 1933, as amended. We may issue up to 15,766 additional shares of Series B preferred stock to the holder of the Series B Preferred Stock after April 2, 2009, pursuant to the Certificate of Designations for the Series B Preferred Stock as payment of future dividends on outstanding shares of Series B preferred stock. See “Selling Stockholder.” We have the sole right to decide whether to pay dividends on the Series B preferred stock in cash or through the issuance of additional shares of Series B preferred stock, and the selling stockholder does not have any right to make that determination and is not making any investment decision when it receives additional shares of Series B preferred stock as payment of dividends.

Trading and Listing

Our common stock trades on The NASDAQ Stock Market’s Global Market under the ticker symbol “ITWO”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services.

PLAN OF DISTRIBUTION

The shares of common stock offered hereby may be sold from time to time by the selling stockholder or, to the extent permitted, by pledgees, donees, transferees or other successors in interest. All or a portion of the common stock offered by the selling stockholder may be disposed of from time to time in one or more transactions through any one or more of the following means:

•	by the selling stockholder to the purchasers directly;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

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through underwriters, broker-dealers or agents who may receive compensation in the form of underwriting discounts, concessions, or commissions from the selling stockholder or such successors in interest and/or from the purchasers of the common stock for whom they may act as agent;

•	by the writing of options on the common stock;

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by the pledge of the common stock as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the common stock or interests therein;

•	through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account;

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through a block trade in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through a cross trade, in which the same broker or dealer acts as an agent on both sides of the transaction;

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale;

•	in the over the counter market; or

•	in transactions otherwise than on such exchanges or services or over the counter market.

Such sales may be made at:

•	fixed prices;

•	prevailing market prices as the time of the sale;

•	varying prices determined at the time of the sale; or

•	at negotiated prices and terms.

The selling stockholder may pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus. The selling stockholder also may transfer and donate the shares of common stock in certain circumstances, in which case the transferees or donees, or other successors in interest, will be the selling beneficial owners for purposes of this prospectus.

In addition, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder may also engage in the short sale of the common stock and may deliver the common stock to cover short positions or otherwise settle short sale transactions.

In effecting sales by the selling stockholder, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate. Brokers or dealers participating in such transactions may receive commissions or discounts from the selling stockholder (and, if they act as agent for the purchaser of such common stock, from such purchaser). In addition, underwriters or agents may receive compensation in the form of discounts, concessions or commissions, from the selling stockholder or from the purchasers of the common stock sold by the selling stockholder for whom they may act as agents. Underwriters may sell shares of common stock to or through dealers, who may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers as the purchaser’s agents. The selling stockholder, underwriters, brokers, dealers, and agents that participate in the sale of the common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. To the extent the selling stockholder may be deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities under the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. In addition and without limiting the foregoing, the selling stockholder will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of the common stock by the selling stockholder.

Upon being notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will at the time a particular offer and sale of common stock under this prospectus is made, to the extent required under the Securities Act, file a supplemental prospectus, disclosing:

•	the name of any such broker-dealers;

•	the number of shares of common stock involved;

•	the price at which such shares of common stock are to be sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

In connection with our sale of Series B Preferred Stock to the selling stockholder, we entered into a registration rights agreement with an affiliate of the selling stockholder dated June 3, 2004 pursuant to which we agreed that we would prepare and file a registration statement with the Securities and Exchange Commission covering the resale of the common stock issuable upon conversion of the Series B Preferred Stock. The registration rights agreement also provides that we will pay substantially all of the expenses incident to the registration, offering and sale of the shares of common stock offered by this prospectus by the selling stockholder, other than underwriting discounts and commissions. Under the registration rights agreement, we and the selling stockholder will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act.

Any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under that rule rather than pursuant to this prospectus. To our knowledge, there are currently no plans, arrangements or understandings between the selling stockholder and any underwriter, broker-dealer or agent regarding the sale of the shares of common stock by the selling stockholder. We cannot be sure that the selling stockholder will sell any or all of the shares of common stock offered by it under this prospectus.

SELLING STOCKHOLDER

We have prepared this prospectus to allow the selling stockholder we have identified herein, including its transferees, pledgees, donees and successors, to offer for resale up to 5,402,543 shares of our common stock issuable upon conversion of up to 125,069 shares of our Series B Preferred Stock at the rate of 43.1965 shares of common stock per share of Series B Preferred Stock, of which (i) 109,303 shares of Series B Preferred Stock have been issued to the selling stockholder as of April 2, 2009 and (ii) up to an additional 15,766 additional shares of Series B Preferred Stock may be issued to the selling stockholder after April 2, 2009, as payment of future dividends on outstanding shares of Series B Preferred Stock. See “Description of Capital Stock – Preferred Stock.”

The shares of common stock offered hereby are being registered to permit public secondary trading of the shares of common stock, and the selling stockholder may offer the shares of common stock for resale from time to time. See “Plan of Distribution.” The number of shares of common stock that may actually be sold by the selling stockholder will be determined by the selling stockholder. Because the selling stockholder may sell all, some or none of the shares of common stock covered by this prospectus, and because the offering contemplated by this prospectus is not being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholder upon termination of the offering. The shares of common stock may be sold from time to time by the selling stockholder or by pledgees, donees, transferees or other successors in interest. The selling stockholder may also loan or pledge the shares registered hereunder to broker-dealers and/or others, and those persons may sell the shares so loaned or upon a default may effect the sales of the pledged shares pursuant to this prospectus.

The table below sets forth the following information known to us as of April 2, 2009 with respect to the selling stockholder prior the offering:

•	the name of the selling stockholder;

•	the number of shares of our common stock and Series B preferred stock owned by the selling stockholder;

•	the number of shares of common stock that may be acquired by the selling stockholder upon conversion of Series B preferred stock; and

•	the aggregate number of shares of common stock that may be offered and sold by this prospectus by the selling stockholder.

	Shares of common stock beneficially owned before the offering				Number of shares being offered		Shares of common stock beneficially owned after the offering
Selling Stockholder	Number		Percentage				Number	Percentage
R2 Top Hat, Ltd. (1)	4,721,507	(2)	17.7	%(3)	5,402,543	(4)	0	*

*	Less than 1%
(1)

R2 Top Hat, Ltd. (“Top Hat”) is advised by Amalgamated Gadget, L.P., a Texas limited partnership (“Amalgamated”), pursuant to an investment management agreement. Pursuant to such agreement, Amalgamated, acting through its general partner, Scepter Holdings, Inc., a Texas corporation (“Scepter”), has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Series B Preferred Stock owned by Top Hat (and any shares of common stock into which such preferred stock may be converted). As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Series B Preferred Stock (including any common stock issuable upon conversion). Geoffrey Raynor, as the President and sole shareholder of Scepter, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Series B Preferred Stock (including any common stock issuable upon conversion). The address of Top Hat is: In care of Amalgamated Gadget, L.P., 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

(2)	Represents the shares of common stock issuable upon conversion of the 109,303 shares of Series B preferred stock held by the selling stockholder as of April 2, 2009 at a conversion rate of 43.1965 shares of common stock per share of Series B Preferred Stock. See “Description of Capital Stock – Preferred Stock.”
(3)	Based on 21,982,799 shares of our common stock outstanding as of April 2, 2009. In computing the percentage ownership of the number of shares of our common stock beneficially owned by the selling stockholder, the shares of our common stock that may be acquired upon the conversion of Series B preferred stock held by the selling stockholder were deemed outstanding.
(4)	Represents the sum of (i) the 4,721,507 shares of common stock issuable upon conversion of the 109,303 shares of Series B preferred stock issued as of April 2, 2009 and (ii) the 681,036 shares of common stock issuable upon conversion of up to an additional 15,766 shares of Series B Preferred Stock that may be issued to the selling stockholder after April 2, 2009, as payment of future dividends on outstanding shares of Series B Preferred Stock. In addition, this assumes conversion of all of the selling stockholder’s Series B preferred stock at a conversion rate of 43.1965 shares of common per share of Series B preferred stock. However, this conversion rate is subject to adjustment from time to time. As a result, the amount of common stock issuable upon conversion of the Series B preferred stock may increase or decrease in the future.

To our knowledge, neither the selling stockholder nor any of its affiliates has held any position or office, been employed by, or otherwise had any other material relationship with us or any of our affiliates during the three years prior to the date of this prospectus, other than as a result of the ownership of our securities, except that Michael J. Simmons who currently serves on our board of directors, also serves as a Senior Operating Partner of Q Investments, an affiliate of the selling stockholder. To our knowledge, the selling stockholder is not a broker-dealer or an affiliate of a broker-dealer.

Information concerning the selling stockholder may change from time to time. This prospectus will be supplemented from time to time as appropriate to update the information set forth above and to identify any additional selling stockholder who may offer shares of common stock hereunder.

We have agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration of the common stock.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents, subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

EXPERTS

The consolidated financial statements of i2 Technologies, Inc. as of December 31, 2008 and for the years ended December 31, 2008 and 2007 incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

The 2006 consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference and which report expresses an unqualified opinion on the 2006 consolidated financial statements and includes an explanatory paragraph referring to the Company’s 2006 adoption of FASB Statement No. 123(R), Share-Based Payment. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon by Munsch Hardt Kopf  & Harr, P.C., Dallas, Texas.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S–3 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1–800–SEC–0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We file reports, proxy statements and other documents electronically with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room or you may access our SEC filings through the SEC’s website referenced above. We also maintain a website at www.i2.com, through which you can access our SEC filings. The information set forth on our website is not part of this prospectus.

INCORPORATION BY REFERENCE OF IMPORTANT INFORMATION

REGARDING i2

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede some of this information. We hereby incorporate by reference the documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered by this prospectus are sold. The following documents filed with the SEC are hereby incorporated by reference in this prospectus (other than any portions of the respective filings that were furnished under applicable SEC rules rather than filed):

•	our annual report on Form 10-K for the year ended December 31, 2008 filed on March 12, 2009;

•	our current reports on Form 8-K filed on January 21, January 27, January 30, February 5, February 6, February 20 and April 9, 2009;

•	our definitive proxy statement filed pursuant to Section 14(a) of the Exchange Act on or about April 28, 2009; and

•

the description of our common stock contained in our registration statement on Form 8-A (Registration No. 0-28030) filed on March 20, 1996, as amended, and including any amendment or report filed for the purpose of updating such description.

You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus and the information relating to us contained in this prospectus should be read together with the information in the documents incorporated by reference. In addition, certain information, including financial information, contained in this prospectus or incorporated by reference in this prospectus should be read in conjunction with documents we have filed with the SEC. However, any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the reports or documents that have been incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to:

i2 Technologies, Inc.

One i2 Place

11701 Luna Road

Dallas, TX 75234

Attention: Christine Thierbach

Telephone: 469.357.1000

Fax: 469.357.6566

E-mail: Christine_Thierbach@i2.com

There have been no material changes in our affairs since our fiscal year ended December 31, 2008, except as disclosed in our filings with the SEC that we have incorporated herein by reference.

DISCLOSURE OF COMMISSION’S POSITION ON INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

Our restated certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law as the same exists or as it may hereafter be amended, none of our directors shall be personally liable to our company or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our amended and restated bylaws further provides that we shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of our directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was our agent. We have entered into indemnification agreements with each of our directors and executive officers. We also maintain officers’ and directors’ liability insurance.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and persons controlling our company pursuant to the foregoing provisions or applicable law, or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

i2 TECHNOLOGIES, INC.

5,402,543 Shares of Common Stock

P R O S P E C T U S

                    , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The expenses to be paid by our company in connection with the distribution of the shares of common stock being registered are estimated to be as follows:

	Amount
Securities and Exchange Commission Registration Fee	$	*
Legal Fees and Expenses		20,000
Accounting Fees and Expenses		20,000
Printing and Engraving Expenses		5,000
Miscellaneous Fees and Expenses		1,000

Total		$46,000

*	Previously paid.

Item 15.	Indemnification of Directors and Officers

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Article Ten of our restated certificate of incorporation, as amended, provides that, to the fullest extent permitted by the Delaware General Corporation Law as the same exists or as it may hereafter be amended, none of our directors shall be personally liable to our company or our stockholders for monetary damages for breach of fiduciary duty as a director.

Section 6.1 of our amended and restated bylaws further provides that we shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was our agent. We have entered into indemnification agreements with each of our directors and executive officers. We also maintain officers’ and directors’ liability insurance.

ITEM 16.	EXHIBITS.

Exhibit Number	Description of Document
2.1*	Agreement and Plan of Merger dated as of August 10, 2008 among JDA Software Group, Inc., Iceberg Acquisition Corp., and i2 Technologies, Inc. (filed as Exhibit 2.1 to i2’s Current Report on Form 8-K filed on August 12, 2008).

3.1*	Certificate of Amendment of Restated Certificate of Incorporation of i2 Technologies, Inc. (filed as Exhibit 3.1 to the 8-K filed by i2 on February 15, 2005).

3.2*	Amended and Restated Bylaws of i2 Technologies, Inc., as amended through January 26, 2009 (filed as Exhibit 3.1 to i2’s Current Report on Form 8-K filed on January 27, 2009).

3.3*	Certificate of Designations of 2.5% Series B Convertible Preferred Stock of i2, dated as of May 26, 2004 (filed as Exhibit 3.1 to i2’s Current Report on Form 8-K filed June 16, 2004).

3.4*	Certificate of Amendment to Restated Certificate of Incorporation (filed as Exhibit 3.1 to i2’s Current Report on Form 8-K filed on February 18, 2005).

4.1*	Specimen Common Stock certificate (filed as Exhibit 4.1 to i2’s Registration Statement on Form S-1 (Reg. No. 333-1752) (the “Form S-1”)).

4.2*	Registration Rights Agreement, dated as of December 10, 1999, among i2 and Goldman, Sachs & Co., Morgan Stanley Dean Witter and Credit Suisse First Boston (filed as Exhibit 4.3 to i2’s Registration Statement on Form S-3 (Reg. No. 333-31342)).

4.3*	Rights Agreement, dated as of January 17, 2002, between i2 and Mellon Investor Services LLC, which includes the form of Certificate of Designation for the Series A junior participating preferred stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series A preferred Stock as Exhibit C (filed as Exhibit 4.4 to i2’s Annual Report on Form 10-K for the year ended December 31, 2007).

4.4*	Preferred Stock Purchase Agreement, dated as of April 27, 2004, by and between i2 and R2 Investments, LDC (filed as Exhibit 4.1 to i2’s Current Report on Form 8-K filed on May 4, 2004).

4.5*	First Amendment to Rights Agreement, dated as of April 27, 2004, between i2 and Mellon Investor Services, LLC (filed as Exhibit 4.2 to i2’s Current Report on Form 8-K filed on May 4, 2004).

4.6*	Second Amendment to Rights Agreement, dated as of April 28, 2004, between i2 and Mellon Investor Services LLC (filed as Exhibit 4.1 to i2’s Current Report on Form 8-K filed on May 14, 2004).

4.7*	Indenture, dated as of November 23, 2005, between i2 Technologies, Inc., and JPMorgan Chase Bank, National Association, as trustee (filed as exhibit 4.1 to the 8-K filed by i2 on November 29, 2005).

4.8*	Form of Certificate (filed as exhibit 4.2 to the 8-K filed by i2 on November 29, 2005).

4.9*	Form of Warrant (filed as exhibit 4.3 to the 8-K filed by i2 on November 29, 2005).

4.10*	Third Amendment to Rights Agreement between i2 Technologies, Inc. and Mellon Investor Services, LLC, dated as of August 10, 2008 (filed as Exhibit 4.1 to the 8-K filed by i2 on August 12, 2008).

4.11*	First Supplemental Indenture, dated as of September 11, 2008 to 5% Senior Convertible Notes due 2015 Indenture, dated as of November 23, 2005, between i2 Technologies, Inc. and The Bank of New York Mellon Trust Company, N.A. (filed as Exhibit 4.1 to the 8-K filed by i2 on September 18, 2008).

4.12*	Second Supplemental Indenture, dated as of February 6, 2009 to 5% Senior Convertible Notes due 2015 Indenture, dated as of November 23, 2005, between i2 Technologies, Inc. and The Bank of New York Mellon Trust Company, N.A. (filed as Exhibit 99.2 to the 8-K filed by i2 on February 6, 2009).

5.1+	Opinion of Munsch Hardt Kopf & Harr, P.C.

23.1+	Consent of Munsch Hardt Kopf & Harr, P.C. (included in Exhibit 5.1).

23.2+	Consent of Grant Thornton LLP.

23.3+	Consent of Deloitte & Touche LLP.

24.1+	Power of Attorney (included on the signature page of this registration statement and incorporated herein by reference).

*	Incorporated herein by reference to the indicated filing.
+	filed herewith.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; and,

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represents no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the registration statement is on Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on 430B or other than prospectuses filed in reliance on Rule 430A shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person connected with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas, on the 27th day of April, 2009.

i2 TECHNOLOGIES, INC.

By:	/s/ Michael J. Berry
Michael J. Berry
Executive Vice President, Finance and Accounting, and Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jackson L. Wilson, Jr. and Michael J. Berry, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement (or amendment thereto) for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated, as of April 27th , 2009.

Title

/s/ Jackson L. Wilson, Jr.	Chief Executive Officer, Executive Chairman and Director
Jackson L. Wilson, Jr.	(Principal Executive Officer)

/s/ Michael J. Berry	Executive Vice President, Finance and Accounting, and Chief Financial Officer
Michael J. Berry	(Principal Financial and Accounting Officer)

/s/ Sanjiv S. Sidhu	Director
Sanjiv S. Sidhu

Director
Stephen P. Bradley

/s/ J. Coley Clark	Director
J. Coley Clark

/s/ Richard L. Clemmer	Director
Richard L. Clemmer

/s/ Richard L. Hunter	Director
Richard L. Hunter

/s/ David L. Pope	Director
David L. Pope

/s/ Michael J. Simmons	Director
Michael J. Simmons

/s/ Lloyd G. Waterhouse	Director
Lloyd G. Waterhouse